
November 4, 2020

Mark Learmonth
Chief Financial Officer
Caledonia Mining Corp Plc
B006 Millais House
Castle Quay
St Helier
Jersey Channel Islands JE3 3EF

  Re: Caledonia Mining Corp Plc
    Form 20-F for the Fiscal Year Ended December 31, 2019
    Filed March 31, 2020
    File No. 001-38164

Dear Mr. Learmonth:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation